UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

US Airways, Inc. 401(k) Savings Plan for Pilots
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

US Airways, Inc.
401(k) Savings Plan for Pilots

Financial Statements

December 31, 2001

(With Independent Auditors'
Report Thereon)

US Airways, Inc.
401(k) Savings Plan for Pilots

Table of Contents
Page
Independent Auditors' Report	1 - 2
Financial Statements
Statement of Net Assets Available for Plan Benefits as of December 31, 2001	3
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001	4
Notes to Financial Statements	5 - 12
Signature	13
Exhibit 23
Consent of Independent Auditors	14

Independent Auditors' Report

The Plan Administrator and Participants
US Airways, Inc. 401(k) Savings Plan for Pilots:

We have audited the accompanying statement of net assets available for plan benefits of the US Airways, Inc. 401(k) Savings Plan for Pilots (the Plan), as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 9 to the financial statements, US Airways, Group, Inc. and subsidiaries (the Company) are facing significant liquidity deficiencies. The Company is working to develop a restructuring plan expected to improve its operating results and alleviate its significant liquidity deficiencies. The Company's preferred approach to improving its long-term financial condition and liquidity position is to reach a consensual accord with its key stakeholders and obtain assistance through a government-guaranteed loan. Since there is no assurance that the Company will be successful, restructuring through a filing for reorganization under Chapter 11 of the Bankruptcy Code is also possible. The Company has announced it will defer selected payments owed principally to aircraft lessors and lenders. As a result of payments deferred to date, the Company is in default under a number of debt agreements and could be in default under a significant number of other debt agreements in the near term. Affected lenders and lessors could force the Company into a filing for reorganization under Chapter 11 of the Bankruptcy Code. At this time, the Company cannot predict the outcome of these efforts nor can the Company predict what effect, if any, a restructuring might have on the Company's financial condition, liquidity or results of operations, or on the Plan. The Plan's financial statements do not include any adjustments that might result from these uncertainties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McLean, VA
July 1, 2002

US Airways, Inc.
401(k) Savings Plan for Pilots

Statement of Net Assets Available for Plan Benefits

December 31, 2001
Assets
Plan interest in Master Trust	$461,154,261

Receivables:
Participant contributions	278,588

Total receivables	278,588

Total assets	461,432,849

Liabilities
Accrued expenses	5,496

Total liabilities	5,496

Net assets available for plan benefits	$461,427,353
===========

See accompanying Notes to Financial Statements.

US Airways, Inc.
401(k) Savings Plan for Pilots

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2001
Additions to (reductions in) net assets attributable to:
Plan interest in Master Trust -
investment loss	$(230,268,578)

Participant contributions	44,622,313
Rollover contributions	375,962
Total contributions	44,998,275

Net reductions	(185,270,303)

Deductions from net assets attributable to:
Benefits paid to participants	13,250,768
Administrative expenses	78,235
Total deductions	13,329,003
Net decrease	(198,599,306)

Net assets available for plan benefits:
Beginning of year	-
Transfer from the US Airways, Inc. 401(k) Savings Plan	660,026,659
End of year	$461,427,353
=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements

1. Description of Plan

The following description of the US Airways, Inc. 401(k) Savings Plan for Pilots (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established effective January 1, 2001 by a transfer of assets from the US Airways, Inc. 401(k) Savings Plan (see Note 8). All transferred assets related to pilots who were participating in the US Airways, Inc. 401(k) Savings Plan at that time. In general, pilots of US Airways, Inc. (US Airways or the Company) who are covered by a collective bargaining agreement which provides for their participation in the Plan, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan maintained by US Airways. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group), is the issuer of certain common stock securities held pursuant to investment options under the Plan.

(b) Contributions

Eligible US Airways' pilots electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 2001 could not exceed the statutory limit of $10,500 per year.

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements
(Continued)

(c) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon.

(d) Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 2001, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

(e) Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of their vested separate account balance and vested interest in all other plans maintained by the Company as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances, but not less than six percent per annum. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements
(Continued)

(f) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

(g) Administrative expenses

Certain administrative expenses of the Plan are paid by US Airways.

2. Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the Plan's interest in Master Trust investment income (loss), which consists of the realized gains or losses and unrealized appreciation (depreciation), interest and dividends on those investments as well as interest on participant loans. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (see Note 4). Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on an ex-dividend date. Interest and dividend income are recorded on the accrual basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(this space intentionally left blank)

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements
(Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment in Master Trust

The assets of the Plan are maintained in a master trust with the assets of several other defined contribution plans sponsored by US Airways. In addition, the assets of certain investment options are commingled with certain assets of other defined contribution plans sponsored by US Airways which are not included in the master trust. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in these commingled funds.

The Plan's share of changes in the trust and the value of the trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all assets. As of December 31, 2001, the Plan's interest in the master trust was approximately 42.9%.

The following table presents the fair or contract values of the investments in the master trust:

December 31, 2001
Shares in registered investment companies	$791,264,416
Shares in money market fund	67,085,095
US Airways Common Stock Fund	92,035,237
US government securities and US investment
grade fixed income securities	31,396,620
Guaranteed investment contracts	55,434,216
Participant loans	38,680,407
Total	$1,075,895,991
==========

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements
(Continued)

Investment income (loss) for the master trust is as follows:

Year Ended December 31, 2001
Net depreciation in fair value of investments	$(394,416,500)
Interest	3,012,986
Dividends	16,008,968
Interest income of participant loans	3,546,166
Net investment income (loss)	$(371,848,380)
=========

The Plan's share of investments of the master trust which represent 5% or more of the Plan's net assets were as follows:

December 31, 2001
Investments:
Fidelity Magellan Fund	$154,739,953
Fidelity Equity Income Fund	62,800,332
US Airways Common Stock Fund	53,150,934
Fidelity Spartan U.S. Equity Index Portfolio	45,860,553
Fidelity Capital Growth Mix Portfolio	28,819,109
Fidelity Retirement Gov't Money Market
Portfolio	26,848,724

4. Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of Guaranteed Investment Contracts (GICs) with certain insurance companies of $20,948,035 at December 31, 2001. The GICs are fully benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2001 was $105,520,920. The average portfolio crediting interest rate was approximately 5.5% at December 31, 2001. The portfolio average yield was approximately 5.8% for the year ended December 31, 2001.

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements
(Continued)

For GICs with variable rates (approximately 83 percent of the portfolio at December 31, 2001, as measured by contract values), crediting rates are reset either quarterly or semi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2001. The fair value of the portfolio was $107,999,079 at December 31, 2001.

5. Related Party Transactions

Certain Plan investments which total $416,680,648 are shares of mutual funds managed by the trustee; therefore, these transactions qualify as party-in-interest.

6. Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition, the following actions shall be taken for the benefit of participants:

(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the forms of payment available under the Plan.

7. Tax Status

The Plan is in the process of obtaining a determination letter stating that the Plan and related trust qualify as tax exempt organizations under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan administrator believes the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements
(Continued)

8. Transfers

The transfer from the US Airways, Inc. 401(k) Savings Plan represents:
(a) the transfer of assets related to the spin-off of the Plan (see Note 1(a)),
(b) corrections of insignificant recordkeeping errors, and
(c) changes in the participants' class or craft, thereby changing the plan in which they are qualified to participate.

9. Subsequent Events

Lower capacity and lower passenger fares have significantly impacted the Company's operating results. The airline industry has engaged in heavy price discounting since September 11th to entice customers to fly and competition from low-fare carriers has intensified. While the Company has taken a number of actions to reduce its costs since September 11th, including significant reductions in workforce and capacity, many of the Company's costs are fixed over the intermediate to longer term. Accordingly, the Company is facing significant liquidity deficiencies. The Company's management is currently working with key stakeholders to develop a restructuring plan expected to lower costs, increase passenger revenue and alleviate its liquidity deficiencies.

The Company's preferred approach to improving its long-term financial condition and liquidity position on a timely basis is to reach a consensual accord with its key stakeholders and obtain assistance through a government-guaranteed loan. On June 10, 2002, the Company filed an application for a government-guaranteed loan which was completed on June 28, 2002. However, because there is no assurance that the Company's efforts to improve operating results and liquidity, including obtaining a government guaranteed loan, will be successful, restructuring through a filing for reorganization under Chapter 11 of the Bankruptcy Code is also possible. Loan approval is dependent upon, among other things, achieving the necessary cost reductions contemplated in the loan application. Therefore, at this time, significant uncertainties exist regarding the Company's ability to reach an acceptable accord with its key stakeholders and whether or not the government will approve the Company's application for a guaranteed loan. The outcome of the Company's restructuring efforts will determine whether a filing for reorganization under Chapter 11 of the Bankruptcy Code will be necessary. The Company cannot predict the outcome of these uncertainties nor can the Company predict what effect, if any, a restructuring might have on the Company's financial condition, liquidity or results of operations or on the Plan. The Plan's financial statements do not include any adjustments that might result from this uncertainty.

On June 24, 2002 the Company announced it will defer selected payments owed principally to aircraft lessors and lenders targeted by the Company to participate in the restructuring plan.. Accordingly, the Company did not make certain scheduled payments and, as a result,

US Airways, Inc.
401(k) Savings Plan for Pilots

Notes to Financial Statements
(Continued)

the Company currently is in default under a number of debt agreements and could be in default under a significant number of other agreements in the near term. These defaults, which could eventually lead to cross defaults with other lessors, vendors and creditors if not rescinded and, potentially, acceleration of those obligations could force the Company into a filing for reorganization under Chapter 11 of the Bankruptcy Code. Additionally, on July 1, 2002, the Company announced it will not make scheduled payments on certain public debt obligations which are also related to grounded aircraft and selected older Boeing aircraft still in service. At this time, the Company cannot predict what effect, if any, the announced payment deferral and related defaults might have on the Company's financial condition, liquidity or results of operations or on the Plan. The Plan's financial statements do not include any adjustments that might result from this uncertainty.

On June 27, 2002 the Company appointed Aon Fiduciary Counselors, Inc. as an independent fiduciary to manage the Company's common stock held as in investment in the Plan. In its role as the independent fiduciary, Aon Fiduciary Counselors, Inc. has the authority to continue, restrict, or terminate the investment of Plan assets in the Company's common stock.

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Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                            US Airways, Inc.
                                                                                            401(k) Savings Plan for Pilots

                                                                                            By: /s/ Anita P. Beier
                                                                                            Anita P. Beier
                                                                                            Vice President and Controller
                                                                                            (Chief Accounting Officer)
                                                                                            US Airways Group, Inc.

July 1, 2002